UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No.2)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Perfect Corp.
(Name of the Issuer)

Perfect Corp.
ProjectNY
Ms. Alice H. Chang
GOLDEN EDGE CO., LTD.
DVDonet.com. Inc.
World Speed Company Limited
CyberLink International Technology Corp.
CyberLink Corp.
Mr. Jau-Hsiung Huang
Ms. Hsiao-Chuan (Iris) Chen
(Names of Persons Filing Statement)
Class A Ordinary Shares, par value US$0.10 per share
(Title of Class of Securities)
G7006A109
(CUSIP Number)
Perfect Corp. 14F, No. 98 Minquan Road Xindian District New Taipei City 231, Taiwan Telephone: +886-2-8667-1265
ProjectNY
Ms. Alice H. Chang
GOLDEN EDGE CO., LTD.
DVDonet.com. Inc.
World Speed Company Limited
Ms. Hsiao-Chuan (Iris) Chen
c/o Ms. Alice H. Chang
14F, No. 98 Minquan Road
Xindian District
New Taipei City 231, Taiwan
+886-2-8667-1265

CyberLink International Technology Corp.
CyberLink Corp.
Mr. Jau-Hsiung Huang
15F., No.100, Minquan RD.
Xindian District
New Taipei City 231, Taiwan
+886-2-8667-1298
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Ching-Yang Lin, Esq. Sullivan & Cromwell LLP c/o 20th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-2826-8688	James Chang, Esq. DLA Piper UK LLP 20th Floor South Tower Beijing Kerry Center No.1 Guanghua Road, Chaoyang District Beijing 100020, PRC +86 10 8520 0608

This statement is filed in connection with (check the appropriate box):

☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

Item 15 Additional Information	2
Item 16 Exhibits	3

INTRODUCTION
This Amendment No. 2 (the “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on July 31, 2026, as amended by Amendment No. 1 filed on August 26, 2026, together with the exhibits and annexes thereto (as amended, this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)
Perfect Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.10 per share (each, a “Class A Share”, and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.10 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)
ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”);

(c)
Ms. Alice H. Chang, the founder, a director and the chief executive officer of the Company (“Chairwoman”);

(d)
GOLDEN EDGE CO., LTD., a British Virgin Islands company controlled by the Chairwoman (“Golden Edge”);

(e)
DVDonet.com. Inc., a British Virgin Islands company controlled by the Chairwoman (“DVDonet”);

(f)
World Speed Company Limited, a British Virgin Islands company controlled by the Chairwoman (“World Speed”);

(g)
CyberLink International Technology Corp., a British Virgin Islands company (“CIT”);

(h)
CyberLink Corp., a company incorporated in Taiwan and listed on Taiwan Stock Exchange under the code 5203 (“CyberLink”);

(i)
Mr. Jau-Hsiung Huang, the chairman of CyberLink and the spouse of the Chairwoman (“Mr. Huang”); and

(j)
Ms. Hsiao-Chuan (Iris) Chen, a director of Golden Edge and Vice President and Head of Finance and Accounting of the Company (“Ms. Chen”).

Filing Persons (c) through (f) are collectively referred to herein as the “Chairwoman Parties.” Filing Persons (g), (h) and (i) are collectively referred to herein as the “CyberLink Parties.” The Chairwoman Parties and CIT are collectively referred to herein as “Continuing Shareholders.” Filing Persons (c) and (j) are collectively referred to herein as “Management Filing Persons.” Filing Persons (b) through (j) are collectively referred to herein as the “Participants.”
This Schedule 13E-3 relates to the agreement and plan of merger, dated as of July 10, 2026, by and between Merger Sub and the Company (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act) (the “Surviving Company”).
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results and other relevant information of the transaction that is the subject of the Schedule 13E-3.
All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Schedule 13E-3. Except as specifically amended by this Final Amendment, the information contained in the Schedule 13E-3 remains unchanged.

Item 15   Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On October 19, 2026, at 9:00 a.m. (Taiwan time), an extraordinary general meeting of the shareholders of the Company was held at the principal office of the Company located at 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger and the Transactions, including the Merger and, upon the Merger becoming effective, the Variation of Capital and the Amendment of the M&A, and authorized each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Amendment of the M&A.
On October 22, 2026, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands. The Plan of Merger was registered by the Registrar of Companies of the Cayman Islands on October 23, 2026, and the Merger became effective at 8:00 a.m. (New York time) on October 23, 2026. As a result of the Merger, the Company became a privately held company beneficially owned by the Continuing Shareholders.
At the effective time of the Merger (the “Effective Time”), each Class A Share and each Class B Share (other than the Continuing Shares (as defined below), the Excluded Shares (as defined below) and the Dissenting Shares (as defined below)) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$2.00 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), except for: (i) Shares owned by holders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (the “Dissenting Shares”), which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act, (ii) Shares held by the Continuing Shareholders (the “Continuing Shares”), which were not cancelled and remain outstanding and continue to exist without interruption as the same number of validly issued, fully paid and non-assessable ordinary shares, par value US$0.10 per share, of the Surviving Company and the Continuing Shareholders did not receive any payment of consideration therefor, and (iii) any Shares held by the Company or any direct or indirect subsidiary of the Company (the “Excluded Shares”). No Excluded Shares were issued and outstanding immediately prior to the Effective Time.
At the Effective Time, each warrant to purchase Shares outstanding immediately prior to the Effective Time (each, a “Company Warrant” and collectively, the “Company Warrants”), in accordance with its terms and automatically and without any required action on the part of the holder thereof or any other person, ceased to represent a Company Warrant exercisable for a Class A Share of the Company and became a Company Warrant exercisable for the Per Share Merger Consideration. If a Registered Holder (as defined in the warrant agreement governing the Company Warrants (the “Warrant Agreement”)) properly exercises a Company Warrant during the 30-day period following the public disclosure of the consummation of the Merger pursuant to the Company’s current report on Form 6-K furnished to the SEC on October 23, 2026, the warrant price under the Warrant Agreement with respect to such exercise will be temporarily reduced to US$1.999647 per Company Warrant, which is equal to the Per Share Merger Consideration of US$2.00 minus the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of US$0.000353 per Company Warrant. The reduced warrant price will apply from October 23, 2026 through November 23, 2026 (New York time).
In addition, at the Effective Time, the Company (i) terminated the Company’s stock compensation plan adopted by the Board on December 13, 2021 (the “Stock Compensation Plan”), the director equity incentive plan adopted by the Board on October 23, 2023 (the “Director Equity Incentive Plan”), and all amendments and modifications to the Stock Compensation Plan and the Director Equity Incentive Plan (collectively, the “Share Incentive Plans” and any one of the foregoing plans, the “Share Incentive Plan”); and (ii) canceled each option to purchase Shares under the Share Incentive Plans (the “Company Option”) that was then outstanding and unexercised, whether or not vested or exercisable. As soon as practicable after the Effective Time, each former holder of a Company Option that was cancelled at the Effective Time (whether vested or unvested) will, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, a cash amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share underlying such Company Option (the “Exercise Price”) and (y) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option was equal to or greater than the Per Share Merger Consideration, such Company Option was cancelled without any payment therefor.
As a result of the Merger, trading in the Class A Shares on the New York Stock Exchange (the “NYSE”) was suspended before the market opened on October 23, 2026. The Company has requested the NYSE to file an application on Form 25 with the SEC to remove the Class A Shares from listing on the NYSE and withdraw registration of the Class A Shares under section 12(b) of the Exchange Act. The delisting will become effective 10 calendar days after the filing of Form 25, and the deregistration under section 12(b) of the Exchange Act will become effective 90 calendar days after such filing or such shorter period as may be determined by the SEC. In addition, subject to satisfaction of the applicable requirements, the Company intends to file a certification and notice on Form 15 with the SEC as promptly as practicable after the delisting becomes effective to terminate registration under section 12(g) of the Exchange Act and suspend its reporting obligations under sections 13(a) and 15(d) of the Exchange Act.
Item 16   Exhibits
(a) – (1)*	Proxy Statement of the Company dated August 26, 2026.
(a) – (2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a) – (3)*	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a) – (4)	Press Release issued by the Company, dated July 10, 2026, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on July 10, 2026.
(a) – (5)
Press Release issued by the Company announcing completion of the Merger, dated October 23, 2026, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 23, 2026.

(c) – (1)*	Opinion of Kroll LLC (“Kroll”), operating through its Duff & Phelps Opinions Practice, dated July 10, 2026, incorporated herein by reference to Annex C to the Proxy Statement.
(c) – (2)*	Discussion materials prepared by Kroll, operating through its Duff & Phelps Opinions Practice, for discussion with the special committee of the board of directors of the Company, dated July 10, 2026.
(d) – (1)	Agreement and Plan of Merger, dated July 10, 2026, between the Company and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d) – (2)
Voting and Support Agreement, dated July 10, 2026, by and between Merger Sub and CIT, incorporated herein by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by CIT with the SEC on July 10, 2026.

(d) – (3)
Voting and Support Agreement, dated July 10, 2026, by and among Merger Sub and the Chairwoman Parties, incorporated herein by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Ms. Alice H. Chang with the SEC on July 10, 2026.

(d) – (4)
Limited Guarantee, dated July 10, 2026, issued and delivered by the Chairwoman in favor of the Company, incorporated herein by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D filed by Ms. Alice H. Chang with the SEC on July 10, 2026.

(d) – (5)
Consortium Termination Agreement, dated July 10, 2026, by and among Alice H. Chang, GOLDEN EDGE CO., LTD., DVDonet.com. Inc., World Speed Company Limited and CyberLink International Technology Corp., incorporated herein by reference to Exhibit 5 to Amendment No. 2 to Schedule 13D filed by Ms. Alice H. Chang with the SEC on July 10, 2026.

(f) – (1)	Dissenters’ Rights, incorporated herein by reference to the information set forth in the Proxy Statement under the caption “Dissenters’ Rights”.
(f) – (2)	Cayman Islands Companies Act — Section 238, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107*	Calculation of Filing Fee Tables.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 23, 2026
Perfect Corp.

By:
/s/ Philip Tsao

Name:
Philip Tsao

Title:
Chairman of the Special Committee

ProjectNY

By:
/s/ Alice H. Chang

Name:
Alice H. Chang

Title:
Director

Ms. Alice H. Chang

By:
/s/ Alice H. Chang

GOLDEN EDGE CO., LTD.

By:
/s/ Hsiao-Chuan (Iris) Chen

Name:
Hsiao-Chuan (Iris) Chen

Title:
Director

Ms. Hsiao-Chuan (Iris) Chen

By:
/s/ Hsiao-Chuan (Iris) Chen

DVDonet.com. Inc.

By:
/s/ Liang-Chu Sun

Name:
Liang-Chu Sun

Title:
Director

World Speed Company Limited

By:
/s/ Liang-Chu Sun

Name:
Liang-Chu Sun

Title:
Director

CyberLink International Technology Corp.

By:
/s/ Jau H. Huang

Name:
Jau H. Huang

Title:
Director

CyberLink Corp.

By:
/s/ Jau H. Huang

Name:
Jau H. Huang

Title:
Director

Mr. Jau-Hsiung Huang

By:
/s/ Jau H. Huang